P.E 12/31/06

ARS

0-30535



07048218

GRAYSON BANKSHARES, INC.

RECD S.E.C.
MAR 2 2 2007
1086

2006 ANNUAL REPORT

PROCESSED
MAR 2 6 2007
THOMSON
FINANCIAL

2006 Annual Report

Table of Contents

Financial Highlights 1

Letter to Stockholders 2

Report of Independent Registered Public Accounting Firm 3

Consolidated Balance Sheets 4

Consolidated Statements of Income 5

Consolidated Statements of Stockholders' Equity 6

Consolidated Statements of Cash Flows 7

Notes to Consolidated Financial Statements 8

Management's Discussion and Analysis 32

Bank Staff 50

Board of Directors and Officers 51

Stock Performance 52

Stockholder Information .... Inside Back Cover

Financial Highlights[1]

	2006	2005	2004	2003	2002
Summary of Operations					
Interest income	$ 20,623	$ 17,148	$ 14,656	$ 13,842	$ 14,280
Interest expense	8,636	5,802	4,474	5,637	6,640
Net interest income	11,987	11,346	10,182	8,205	7,640
Provision for loan losses	520	504	390	410	441
Other income	1,673	1,415	1,607	2,662	1,021
Other expense	8,670	7,945	6,943	5,812	4,720
Income taxes	1,323	1,204	1,215	1,306	964
Net income	$ 3,147	$ 3,108	$ 3,241	$ 3,339	$ 2,536
Per Share Data					
Net income	$ 1.83	$ 1.81	$ 1.89	$ 1.94	$ 1.48
Cash dividends declared	.90	.68	.60	1.00	.46
Book value	16.47	16.15	15.23	14.31	13.51
Estimated market value[2]	30.00	30.00	32.00	32.00	32.00
Year-end Balance Sheet Summary					
Loans, net	$ 245,517	$ 217,091	$ 196,912	$ 176,155	$ 154,190
Investment securities	40,848	39,279	37,909	46,282	44,872
Total assets	333,604	304,165	270,215	263,865	241,283
Deposits	282,246	250,400	231,059	228,219	206,909
Stockholders' equity	28,304	27,753	26,177	24,601	23,230
Selected Ratios					
Return on average assets	1.01%	1.09%	1.23%	1.32%	1.13%
Return on average equity	10.85%	11.43%	12.56%	13.66%	11.40%
Average equity to average assets	9.33%	9.55%	9.76%	9.66%	9.88%



1 In thousands of dollars, except per share data.
2 Provided at the trade date nearest year end.

GRAYSON BANKSHARES, INC.

P. O. Box 186, Independence, Va. 24348

Dear Stockholder:

It is our pleasure to present our Annual Financial Report to you.

We ended the year with total assets of $333,604,275, resulting in an increase of $29,439,058 or 9.68% over the previous year. Our return on assets was 1.01% and the return on equity was 10.85% as compared to 1.09% and 11.43% for the previous year. Net earnings were $3,147,221, compared to 3,108,307 for the previous year. Loan and deposit growth were again strong in 2006. Our net loans increased $28,426,136 or 13.09% and deposits increased $31,846,512 or 12.72%. Please refer to our financial highlights page and accompanying statements for additional information.

The book value for our stock at year-end was $16.47 and stock trades nearest year-end were executed at $30.00 per share. Dividends for the year were $0.90 per share.

We are very pleased with the growth at all of our branches in 2006. We continued our ongoing efforts to better serve our customers through the introduction of investment services and a credit card program with rewards options. Our Whitetop Branch was opened on November 17 and construction is set to begin in April on our new operations center. Our overdraft protection program is scheduled to begin in April as well. It is truly satisfying for us to be able to continue to offer our customers all the products they need without having to sacrifice the personal service they deserve.

Your bank has grown considerably in recent years and we are very excited about the future of The Grayson National Bank. We continue to be blessed with great personnel throughout our organization. I wish to thank our employees for their dedicated service to the bank, our shareholders, and most of all, our customers.

As always, we appreciate your support, welcome your comments and the opportunity to serve you.

Sincerely,



Jacky K. Anderson
President & CEO

ElliottDavis
Accountants and Business Advisors

104 Cranberry Road
Post Office Box 760
Galax, VA 24333

Phone 276.238.1800
Fax 276.238.1801

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Grayson Bankshares, Inc.
Independence, Virginia

We have audited the consolidated balance sheets of Grayson Bankshares, Inc. and subsidiary as of December 31, 2006 and 2005 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grayson Bankshares, Inc. and subsidiary at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 13, to the consolidated financial statements, the Company adopted SFAS No. 158, *Employers Accounting for Defined Benefit Pension and Other Postretirement Plans* during the year.

Elliott Davis, LLC

Galax, Virginia
March 12, 2007

Consolidated Balance Sheets

December 31, 2006 and 2005

Assets	2006	2005
Cash and due from banks	$ 10,120,984	$ 8,394,366
Federal funds sold	17,785,525	21,914,513
Investment securities available for sale	35,719,431	33,795,911
Investment securities held to maturity (fair value approximately $4,022,279 in 2006, and $3,955,524 in 2005)	3,991,393	3,963,847
Restricted equity securities	1,137,450	1,519,650
Loans, net of allowance for loan losses of $2,901,997 in 2006 and $2,678,055 in 2005	245,517,203	217,091,067
Cash value of life insurance	5,373,560	5,148,180
Foreclosed assets	60,000	400,000
Property and equipment, net	8,165,147	7,249,704
Accrued income	2,930,705	2,177,475
Other assets	2,802,877	2,510,504
	$ 333,604,275	$ 304,165,217

Liabilities and Stockholders' Equity

	2006	2005
Liabilities		
Deposits		
Noninterest-bearing	$ 40,971,045	$ 36,242,161
Interest-bearing	241,274,986	214,157,358
Total deposits	282,246,031	250,399,519
Long-term debt	20,000,000	25,000,000
Accrued interest payable	553,446	467,686
Other liabilities	2,500,629	544,670
	305,300,106	276,411,875
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $25 par value; 500,000 shares authorized; none issued	-	-
Common stock, $1.25 par value; 5,000,000 shares authorized; 1,718,968 shares issued in 2006 and 2005, respectively	2,148,710	2,148,710
Surplus	521,625	521,625
Retained earnings	27,336,848	25,736,698
Accumulated other comprehensive income (loss)	(1,703,014)	(653,691)
	28,304,169	27,753,342
	$ 333,604,275	$ 304,165,217

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Interest income:			
Loans and fees on loans	$ 18,194,285	$ 15,131,275	$ 12,787,560
Federal funds sold	613,499	405,083	139,300
Investment securities:			
Taxable	1,496,323	1,214,617	1,287,584
Exempt from federal income tax	318,771	397,213	441,532
	20,622,878	17,148,188	14,655,976
Interest expense:			
Deposits	7,692,010	4,947,344	3,954,159
Interest on borrowings	944,081	854,658	519,247
	8,636,091	5,802,002	4,473,406
Net interest income	11,986,787	11,346,186	10,182,570
Provision for loan losses	520,000	504,468	390,000
Net interest income after provision for loan losses	11,466,787	10,841,718	9,792,570
Noninterest income:			
Service charges on deposit accounts	581,136	528,320	549,871
Other service charges and fees	958,913	606,416	506,513
Net realized gains on securities	45,887	4,094	63,004
Other income	86,965	276,373	487,874
	1,672,901	1,415,203	1,607,262
Noninterest expense:			
Salaries and employee benefits	5,233,830	4,929,967	4,354,566
Occupancy expense	304,086	300,636	224,656
Equipment expense	811,429	750,603	638,069
Foreclosure expense	41,297	11,980	14,567
Other expense	2,279,382	1,951,347	1,711,381
	8,670,024	7,944,533	6,943,239
Income before income taxes	4,469,664	4,312,388	4,456,593
Income tax expense	1,322,443	1,204,081	1,215,125
Net income	$ 3,147,221	$ 3,108,307	$ 3,241,468
Basic earnings per share	$ 1.83	$ 1.81	$ 1.89
Weighted average shares outstanding	1,718,968	1,718,968	1,718,968

See Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2006, 2005 and 2004

	Common Stock				Accumulated Other Comprehensive	
	Shares	Amount	Surplus	Retained Earnings	Income (Loss)	Total
Balance, December 31, 2003	1,718,968	$2,148,710	$ 521,625	$ 21,587,202	$ 343,259	$ 24,600,796
Comprehensive income						
Net income	-	-	-	3,241,468	-	3,241,468
Net change in unrealized gain (loss) on investment securities available for sale, net of taxes of ($305,101)	-	-	-	-	(592,254)	(592,254)
Reclassification adjustment, net of income taxes of ($21,421)	-	-	-	-	(41,583)	(41,583)
Total comprehensive income						2,607,631
Dividends paid ($.60 per share)	-	-	-	(1,031,381)	-	(1,031,381)
Balance, December 31, 2004	1,718,968	2,148,710	521,625	23,797,289	(290,578)	26,177,046
Comprehensive income						
Net income	-	-	-	3,108,307	-	3,108,307
Net change in unrealized gain (loss) on investment securities available for sale, net of taxes of ($185,666)	-	-	-	-	(360,411)	(360,411)
Reclassification adjustment, net of income taxes of ($1,392)	-	-	-	-	(2,702)	(2,702)
Total comprehensive income						2,745,194
Dividends paid ($.68 per share)	-	-	-	(1,168,898)	-	(1,168,898)
Balance, December 31, 2005	1,718,968	2,148,710	521,625	25,736,698	(653,691)	27,753,342
Comprehensive income						
Net income	-	-	-	3,147,221	-	3,147,221
Adjustment to initially apply SFAS No. 158, net of taxes of ($662,597)	-	-	-	-	(1,286,217)	(1,286,217)
Net change in unrealized gain (loss) on investment securities available for sale, net of taxes of $137,638	-	-	-	-	267,179	267,179
Reclassification adjustment, net of income taxes of ($15,602)	-	-	-	-	(30,285)	(30,285)
Total comprehensive income						2,097,898
Dividends paid ($.90 per share)	-	-	-	(1,547,071)	-	(1,547,071)
Balance, December 31, 2006	1,718,968	$2,148,710	$ 521,625	$ 27,336,848	$ (1,703,014)	$ 28,304,169

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from operating activities			
Net income	$ 3,147,221	$ 3,108,307	$ 3,241,468
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation and amortization	705,122	668,695	566,587
Provision for loan losses	520,000	504,468	390,000
Deferred income taxes	(41,822)	83,235	187,110
Net realized gains on securities	(45,887)	(4,094)	(63,004)
Accretion of discount on securities, net of amortization of premiums	(67,279)	69,666	221,135
Deferred compensation	(614)	14,718	8,304
Net realized loss on foreclosed assets	153,370	-	(5,419)
Changes in assets and liabilities:			
Cash value of life insurance	(225,380)	(222,458)	(247,991)
Accrued income	(753,230)	(343,747)	57,388
Other assets	290,010	(19,629)	(684,933)
Accrued interest payable	85,760	214,034	(10,988)
Other liabilities	7,759	(194,887)	(63,809)
Net cash provided by operating activities	3,775,030	3,878,308	3,595,848
Cash flows from investing activities			
Net (increase) decrease in federal funds sold	4,128,988	(13,081,444)	6,472,475
Activity in available for sale securities:			
Purchases	(15,837,562)	(11,515,250)	(16,552,392)
Sales	9,150,737	6,271,975	18,782,690
Maturities	5,207,855	4,622,174	4,083,990
Activity in held to maturity securities:			
Purchases	-	(992,160)	-
Maturities	-	-	1,005,000
Purchases (sales) of restricted equity securities	382,200	(372,600)	(65,300)
Net increase in loans	(29,118,208)	(21,148,664)	(21,254,402)
Proceeds from the sale of foreclosed assets	358,702	130,000	62,680
Purchases of property and equipment, net of sales	(1,620,565)	(601,649)	(1,655,145)
Net cash used in investing activities	(27,347,853)	(36,687,618)	(9,120,404)
Cash flows from financing activities			
Net increase in deposits	31,846,512	19,340,175	2,840,196
Dividends paid	(1,547,071)	(1,168,898)	(1,031,381)
Net increase (decrease) in short-term debt	-	(2,000,000)	2,000,000
Net increase (decrease) in long-term debt	(5,000,000)	15,000,000	-
Net cash provided by financing activities	25,299,441	31,171,277	3,808,815
Net increase (decrease) in cash and cash equivalents	1,726,618	(1,638,033)	(1,715,741)
Cash and cash equivalents, beginning	8,394,366	10,032,399	11,748,140
Cash and cash equivalents, ending	$ 10,120,984	$ 8,394,366	$ 10,032,399
Supplemental disclosure of cash flow information			
Interest paid	$ 8,550,331	$ 5,587,968	$ 4,484,394
Taxes paid	$ 1,348,000	$ 1,273,000	$ 993,467
Effect on equity of change in unfunded pension liability	$ (1,286,217)	$ -	$ -
Supplemental disclosure of noncash investing activities			
Effect on equity of change in net unrealized gain	$ 236,894	$ (363,113)	$ (633,837)
Transfers of loans to foreclosed properties	$ 172,072	$ 465,000	$ 107,261

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Organization

Grayson Bankshares, Inc. (the Company) was incorporated as a Virginia corporation on February 3, 1992 to acquire the stock of The Grayson National Bank (the Bank). The Bank was acquired by the Company on July 1, 1992.

The Grayson National Bank was organized under the laws of the United States in 1900 and currently serves Grayson County, Virginia and surrounding areas through nine banking offices. As an FDIC insured, National Banking Association, the Bank is subject to regulation by the Comptroller of the Currency. The Company is regulated by the Federal Reserve.

The accounting and reporting policies of the Company and the Bank follow generally accepted accounting principles and general practices within the financial services industry. Following is a summary of the more significant policies.

Critical accounting policies

The notes to our audited consolidated financial statements for the year ended December 31, 2006 included herein, contain a summary of our significant accounting policies. We believe our policies with respect to the methodology for our determination of the allowance for loan losses, and asset impairment judgments involve a higher degree of complexity and require management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. These critical policies and their application are periodically reviewed with the Audit Committee and our Board of Directors.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank, which is wholly owned. All significant, intercompany transactions and balances have been eliminated in consolidation.

Business Segments

The Company reports its activities as a single business segment. In determining the appropriateness of segment definition, the Company considers components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan and foreclosed real estate losses, management obtains independent appraisals for significant properties.

Substantially all of the Bank's loan portfolio consists of loans in its market area. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions. The regional economy is diverse, but influenced to an extent by the manufacturing and agricultural segments.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Use of Estimates, continued

While management uses available information to recognize loan and foreclosed real estate losses, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as a part of their routine examination process, periodically review the Bank's allowances for loan and foreclosed real estate losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examinations. Because of these factors, it is reasonably possible that the allowances for loan and foreclosed real estate losses may change materially in the near term.

Cash and Cash Equivalents

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "cash and due from banks."

Trading Securities

The Company does not hold securities for short-term resale and therefore does not maintain a trading securities portfolio.

Securities Held to Maturity

Bonds, notes, and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity or to call dates.

Securities Available for Sale

Available for sale securities are reported at fair value and consist of bonds, notes, debentures, and certain equity securities not classified as trading securities or as held to maturity securities.

Unrealized holding gains and losses, net of tax, on available for sale securities are reported as a net amount in a separate component of shareholders' equity. Realized gains and losses on the sale of available for sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity or to call dates.

Declines in the fair value of individual held to maturity and available for sale securities below cost that are other than temporary are reflected as write-downs of the individual securities to fair value. Related write-downs are included in earnings as realized losses.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. The Company had no loans held for sale at December 31, 2006 or during the three year period then ended.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal amount adjusted for any charge-offs and the allowance for loan losses. The Bank only charges loan origination fees on term loans with an original maturity of one year or less. Loan origination fees are therefore not capitalized due to the short-term nature of the related loans. Loan origination costs are capitalized and recognized as an adjustment to yield over the life of the related loan.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Loans Receivable, continued

Interest is accrued and credited to income based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. When facts and circumstances indicate the borrower has regained the ability to meet the required payments, the loan is returned to accrual status. Past due status of loans is determined based on contractual terms.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance, or portion there of, is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for all loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Property and Equipment

Land is carried at cost. Bank premises, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method over the following estimated useful lives:

	Years
Buildings and improvements	10-40
Furniture and equipment	5-12

Foreclosed Assets

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less anticipated cost to sell at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate. The historical average holding period for such properties is less than six months.

Pension Plan

The Bank maintains a noncontributory defined benefit pension plan covering all employees who meet eligibility requirements. To be eligible, an employee must be 21 years of age and have completed one year of service. Plan benefits are based on final average compensation and years of service. The funding policy is to contribute the maximum deductible for federal income tax purposes.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes

Provision for income taxes is based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred taxes assets and liabilities are adjusted through the provision for income taxes.

Deferred income tax liability relating to unrealized appreciation (or the deferred tax asset in the case of unrealized depreciation) on investment securities available for sale is recorded in other liabilities (assets). Such unrealized appreciation or depreciation is recorded as an adjustment to equity in the financial statements and not included in income determination until realized. Accordingly, the resulting deferred income tax liability or asset is also recorded as an adjustment to equity.

Basic Earnings per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock splits and dividends.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Diluted Earnings per Share

The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. The numerator is adjusted for any changes in income or loss that would result from the assumed conversion of those potential common shares. For the years presented, the Company had no potentially dilutive securities outstanding.

Comprehensive Income

Annual comprehensive income reflects the change in the Company's equity during the year arising from transactions and events other than investments by and distributions to shareholders. It consists of net income plus certain other changes in assets and liabilities that are reported as separate components of shareholders' equity rather than as income or expense.

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under line of credit arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Derivative Financial Instruments and Change in Accounting Principle

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement requires that all derivatives be recognized as assets or liabilities in the balance sheet and measured at fair value.

Interest Rate Swap Agreements

For asset/liability management purposes, the Corporation uses interest rate swap agreements to hedge various exposures or to modify interest rate characteristics of various balance sheet accounts. Such derivatives are used as part of the asset/liability management process and are linked to specific assets or liabilities, and have high correlation between the contract and the underlying item being hedged, both at inception and throughout the hedge period.

The Company utilizes interest rate swap agreements to convert a portion of its variable-rate debt to fixed rate (cash flow hedge), and to convert a portion of its fixed-rate loans to a variable rate (fair value hedge). Interest rate swaps are contracts in which a series of interest rate flows are exchanged over a prescribed period. The notional amount on which the interest payments are based is not exchanged.

Under SFAS No. 133, the gain or loss on all derivatives designated and qualifying as a fair value hedging instrument, as well as the offsetting gain or loss on the hedged item attributable to the risk being hedged, is recognized currently in earnings in the same accounting period. The effective portion of the gain or loss on a derivative designated and qualifying as a cash flow hedging instrument is initially reported as a component of other comprehensive income and subsequently reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument, if any, is recognized currently in earnings.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Interest Rate Swap Agreements, continued

Interest rate derivative financial instruments receive hedge accounting treatment only if they are designated as a hedge and are expected to be, and are, effective in substantially reducing interest rate risk arising from the assets and liabilities identified as exposing the Company to risk. Those derivative financial instruments that do not meet the hedging criteria discussed below would be classified as trading activities and would be recorded at fair value with changes in fair value recorded in income. Derivative hedge contracts must meet specific effectiveness tests (i.e., over time the change in their fair values due to the designated hedge risk must be within 80 to 125 percent of the opposite change in the fair values of the hedged assets or liabilities). Changes in fair value of the derivative financial instruments must be effective at offsetting changes in the fair value of the hedged items due to the designated hedge risk during the term of the hedge. Further, if the underlying financial instrument differs from the hedged asset or liability, there must be a clear economic relationship between the prices of the two financial instruments. If periodic assessment indicated derivatives no longer provide an effective hedge, the derivatives contracts would be closed out and settled or classified as a trading activity.

Beginning January 1, 2001, in accordance with SFAS No. 133, hedges of variable-rate debt are accounted for as cash flow hedges, with changes in fair value recorded in derivative assets or liabilities and other comprehensive income. The net settlement (upon close out or termination) that offsets changes in the value of the hedged debt is deferred and amortized into net interest income over the life of the hedged debt. Hedges of fixed-rate loans are accounted for as fair value hedges, with changes in fair value recorded in derivative assets or liabilities and loan interest income. The net settlement (upon close out or termination) that offsets changes in the value of the loans adjusts the basis of the loans and is deferred and amortized to loan interest income over the life of the loans. The portion, if any, of the net settlement amount that did not offset changes in the value of the hedged asset or liability is recognized immediately in non-interest income.

Cash flow resulting from the derivative financial instruments that are accounted for as hedges of assets and liabilities are classified in the cash flow statement in the same category as the cash flows of the items being hedged.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

Interest-bearing deposits with banks: Fair values for time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits.

Available-for-sale and held-to-maturity securities: Fair values for securities, excluding restricted equity securities, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying values of restricted equity securities approximate fair values.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Fair Value of Financial Instruments, continued

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable. The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date. The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

Short-term debt: The carrying amounts of short-term debt approximate their fair values.

Long-term debt: The fair value of long-term debt is estimated using a discounted cash flow calculation that applies interest rates currently available on similar instruments.

Other liabilities: For fixed-rate loan commitments, fair value considers the difference between current levels of interest rates and the committed rates. The carrying amounts of other liabilities approximates fair value.

Derivatives: The fair value of derivatives is determined by comparing current market prices for similar contracts with contracts entered into by the Company.

Reclassification

Certain reclassifications have been made to the prior years' financial statements to place them on a comparable basis with the current presentation. Net income and stockholders' equity previously reported were not affected by these reclassifications.

Recent Accounting Pronouncements

The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and / or disclosure of financial information by the Company.

In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting ("SFAS") No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140." This Statement amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." FAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest only-strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not believe that the adoption of SFAS No. 155 will have a material impact on its financial position, results of operations and cash flows.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements, continued

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140." This Statement amends FASB No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract; requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; permits an entity to choose its subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities; at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. An entity should adopt SFAS No. 156 as of the beginning of its first fiscal year that begins after September 15, 2006. The Company does not believe the adoption of SFAS No. 156 will have a material impact on its financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard does not require any new fair value measurements, but rather eliminates inconsistencies found in various prior pronouncements. SFAS 157 is effective for the Company on January 1, 2008 and is not expected to have a significant impact on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158"), which amends SFAS 87 and SFAS 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The measurement date — the date at which the benefit obligation and plan assets are measured — is required to be the company's fiscal year end. SFAS 158 is effective for publicly–held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. The Company had adopted and, as described in Note 13, SFAS No. 158 had had a significant impact on the consolidated financial statements of the Company.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115." This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS 159 is effective for the Company on January 1, 2008. Earlier adoption is permitted in 2007 if the Company also elects to apply the provisions of SFAS 157, "Fair Value Measurement." The Company is currently analyzing the fair value option provided under SFAS 159.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Advertising Expense

The Company expenses advertising costs as they are incurred. Advertising expense for the years presented is not material.

Note 2. Restrictions on Cash

To comply with banking regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirement was approximately $2,124,000 and $2,162,000 for the periods including December 31, 2006 and 2005, respectively.

Note 3. Investment Securities

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values at December 31 follow:

2006	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for sale:				
U.S. Government agency securities	$ 1,155,503	$ 3,032	$ 22,934	$ 1,135,601
Government sponsored enterprises	25,454,853	1,969	559,979	24,896,843
Mortgage-backed securities	3,873,968	8	50,736	3,823,240
State and municipal securities	5,666,743	14,239	17,257	5,663,725
Corporate securities	199,874	148	-	200,022
	$ 36,350,941	$ 19,396	$ 650,906	$ 35,719,431
Held to maturity:				
U.S. Government agency securities	$ 999,694	$ -	$ 634	$ 999,060
State and municipal securities	2,991,699	49,803	18,283	3,023,219
	$ 3,991,393	$ 49,803	$ 18,917	$ 4,022,279
2005				
Available for sale:				
U.S. Government agency securities	$ 1,301,135	$ 5,401	$ 29,514	$ 1,277,022
Government sponsored enterprises	25,858,789	10,000	959,460	24,909,329
Mortgage-backed securities	2,213,505	149	59,189	2,154,465
State and municipal securities	5,213,446	52,290	11,921	5,253,815
Corporate securities	199,475	1,805	-	201,280
	$ 34,786,350	$ 69,645	$ 1,060,084	$ 33,795,911
Held to maturity:				
U.S. Government agency securities	$ 993,326	$ -	$ 3,326	$ 990,000
State and municipal securities	2,970,521	37,704	42,701	2,965,524
	$ 3,963,847	$ 37,704	$ 46,027	$ 3,955,524

There were no securities transferred between the available for sale and held to maturity portfolios during 2006, 2005 or 2004.

Restricted equity securities were $1,137,450 and $1,519,650 at December 31, 2006 and 2005, respectively. Restricted equity securities consist of investments in stock of the Federal Home Loan Bank of Atlanta ("FHLB"), Community Bankers Bank, and the Federal Reserve Bank of Richmond, all of which are carried at cost. All of these entities are upstream correspondents of the Bank. The FHLB requires financial institutions to make equity investments in the FHLB in order to borrow money. The Bank is required to hold that stock so long as it borrows from the FHLB. The Federal Reserve requires Banks to purchase stock as a condition for membership in the Federal Reserve system. The Bank's stock in Community Bankers Bank is restricted only in the fact that the stock may only be repurchased by Community Bankers Bank.

Note 3. Investment Securities, continued

The following table details unrealized losses and related fair values in the Company's held to maturity and available for sale investment securities portfolios. This information is aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2006 and 2005.

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2006						
Available for sale:						
U.S. Government agency securities	$ -	$ -	$ 1,005,531	$ 22,934	$ 1,005,531	$ 22,934
Government sponsored enterprises	6,552,583	12,189	14,444,570	547,790	20,997,153	559,979
Mortgage-backed securities	2,490,971	10,169	1,327,928	40,567	3,818,899	50,736
State and municipal securities	1,381,496	10,388	861,665	6,869	2,243,161	17,257
Other securities	-	-	-	-	-	-
Total securities available for sale	$10,425,050	$ 32,746	$17,639,694	$ 618,160	$28,064,744	$ 650,906
Held to maturity:						
U.S. Government agency securities	$ -	$ -	$ 999,060	$ 634	$ 999,060	$ 634
State and municipal securities	-	-	906,501	18,283	906,501	18,283
Total securities held to maturity	$ -	$ -	$ 1,905,561	$ 18,917	$ 1,905,561	$ 18,917
2005						
Available for sale:						
U.S. Government agency securities	$ 1,107,490	$ 29,514	$ -	$ -	$ 1,107,490	$ 29,514
Government sponsored enterprises	11,143,523	97,188	9,755,606	862,272	20,899,129	959,460
Mortgage-backed securities	1,238,169	27,350	894,722	31,839	2,132,891	59,189
State and municipal securities	1,110,642	10,683	402,972	1,238	1,513,614	11,921
Other securities	-	-	-	-	-	-
Total securities available for sale	$14,599,824	$ 164,735	$11,053,300	$ 895,349	$25,653,124	$ 1,060,084
Held to maturity:						
U.S. Government agency securities	$ 990,000	$ 3,326	$ -	$ -	$ 990,000	$ 3,326
State and municipal securities	515,383	9,361	1,128,006	33,340	1,643,389	42,701
Total securities held to maturity	$ 1,505,383	$ 12,687	$ 1,128,006	$ 33,340	$ 2,633,389	$ 46,027

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. The relative significance of these and other factors will vary on a case by case basis.

At December 31, 2006, two securities had unrealized losses with aggregate depreciation of approximately 19% from the Company's amortized cost basis. These securities are issued by the Federal Home Loan Mortgage Corporation and have variable interest rates and perpetual maturities. In determining whether or not the impairment on these securities is other-than-temporary management placed greater significance on the financial condition of the issuer and the Company's ability and intent to hold the securities for the foreseeable future. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies or sponsored enterprises, whether downgrades by bond rating agencies have occurred, and whether or not interest and principal payments are expected to continue to be received in accordance with the terms under which the security was purchased. The Company's ability and intent to hold the securities for the foreseeable future are evaluated primarily on the Company's current and projected liquidity position. Based upon these considerations management considers the impairment on these securities to be temporary in nature.

Note 3. Investment Securities, continued

Investment securities with amortized cost of approximately $15,117,275 and $9,359,420 at December 31, 2006 and 2005, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law. Gross realized gains and losses for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Realized gains	$ 78,418	$ 26,864	$ 189,668
Realized losses	32,531	22,770	126,664
	$ 45,887	$ 4,094	$ 63,004

The scheduled maturities of securities available for sale and securities held to maturity at December 31, 2006, were as follows:

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 7,226,206	$ 7,223,706	$ 999,694	$ 999,060
Due after one year through five years	3,827,525	3,800,324	-	-
Due after five years through ten years	11,476,746	11,360,793	1,350,277	1,361,199
Due after ten years	13,820,464	13,334,608	1,641,422	1,662,020
	$ 36,350,941	$ 35,719,431	$ 3,991,393	$ 4,022,279

Maturities of mortgage backed securities are based on contractual amounts. Actual maturity will vary as loans underlying the securities are prepaid.

Note 4. Loans Receivable

The major components of loans in the consolidated balance sheets at December 31, 2006 and 2005 are as follows (in thousands):

	2006	2005
Commercial	$ 18,294	$ 18,745
Real estate:		
Construction and land development	30,725	22,244
Residential, 1-4 families	111,089	102,614
Residential, 5 or more families	1,572	675
Farmland	27,979	21,695
Nonfarm, nonresidential	39,350	35,613
Agricultural	3,774	3,071
Consumer	14,106	14,112
Other	1,530	1,000
	248,419	219,769
Allowance for loan losses	(2,902)	(2,678)
	$ 245,517	$ 217,091

Note 5. Allowance for Loan Losses

An analysis of the allowance for loan losses as of December 31 follows:

	2006	2005	2004
Balance, beginning	$ 2,678,055	$ 2,609,759	$ 2,395,387
Provision charged to expense	520,000	504,468	390,000
Recoveries of amounts charged off	97,615	29,390	100,861
Amounts charged off	(393,673)	(465,562)	(276,489)
Balance, ending	$ 2,901,997	$ 2,678,055	$ 2,609,759

The following is a summary of information pertaining to impaired loans at December 31:

	2006	2005
Impaired loans without a valuation allowance	$ 699,641	$ 470,997
Impaired loans with a valuation allowance	719,785	757,348
Total impaired loans	$ 1,419,426	$ 1,228,345
Valuation allowance related to impaired loans	$ 363,795	$ 318,203

Nonaccrual loans and loans past due 90 days or more at December 31, 2006 were approximately $867,000 and $733,000, respectively. At December 31, 2005, those amounts were approximately $992,000 and $550,000, respectively. Substantially all of these loans are included in impaired loans for both years.

The average annual recorded investment in impaired loans and interest income recognized on impaired loans for the years ended December 31, 2006, 2005 and 2004 (all approximate) are summarized below:

	2006	2005	2004
Average investment in impaired loans	$ 990,623	$ 1,266,206	$ 2,091,011
Interest income recognized on impaired loans	$ 69,921	$ 176,860	$ 55,157
Interest income recognized on a cash basis on impaired loans	$ 44,218	$ 162,299	$ 48,973

No additional funds are committed to be advanced in connection with impaired loans.

Note 6. Property and Equipment

Components of property and equipment and total accumulated depreciation at December 31, 2006 and 2005, are as follows:

	2006	2005
Land	$ 1,409,176	$ 1,409,176
Buildings and improvements	5,992,997	4,923,339
Furniture and equipment	5,337,213	4,786,306
	12,739,386	11,118,821
Less accumulated depreciation	(4,574,239)	(3,869,117)
	$ 8,165,147	$ 7,249,704

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 amounted to $705,122, $668,695, and $566,587, respectively.

Note 7. Cash Value of Life Insurance

The Bank is owner and beneficiary of life insurance policies on certain employees and directors. Policy cash values totaled $5,373,560 and $5,148,180 at December 31, 2006 and 2005, respectively.

Note 8. Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2006 and 2005 was $71,646,612 and $50,749,271, respectively. At December 31, 2006, the scheduled maturities of time deposits are as follows:

Three months or less	$ 25,217,337
Over three months through twelve months	109,533,872
Over one year through three years	20,608,967
Over three years	30,854,639
	$ 186,214,815

Note 9. Short-Term Debt

During the three year period ended December 31, 2006 short-term debt consisted of daily rate credit (DRC) advances from the Federal Home Loan Bank, which generally mature within one to four days from the transaction date. There was no short term debt during 2006. Additional information at December 31, 2005 and 2004 is summarized below:

	2005	2004
Outstanding balance at December 31	$ -	$ 2,000,000
Year-end weighted averaged rate	-	2.44%
Daily average outstanding during the year	$ 591,781	$ 2,718,579
Weighted average rate for the year	3.01%	2.33%
Maximum outstanding at any month-end during the year	$ 2,000,000	$ 5,000,000

At December 31, 2006, the Bank had established lines of credit of approximately $18,400,000 with correspondent banks to provide additional liquidity if, and as needed. In addition, the Bank has the ability to borrow up to $39,800,000 from the Federal Home Loan Bank, subject to the pledging of collateral.

Note 10. Long-Term Debt

The Bank's long-term debt consists of two borrowings, one fixed-rate and one variable-rate. The fixed-rate borrowing is a $10,000,000 advance from the Federal Home Loan Bank of Atlanta. This loan matures on January 17, 2012 and is secured by substantially all first mortgage one-to-four family residential loans. Interest on the loan is fixed at 4.56% until January 17, 2007 at which time the rate is convertible, at the option of the Federal Home Loan Bank, to a variable rate equal to the three-month LIBOR rate. If converted, the Bank has the option to prepay the debt without penalty.

The variable-rate borrowing is a $10,000,000 structured term repurchase agreement with Deutsche Bank. This loan matures on August 10, 2016 and is secured by investment securities with an amortized cost of $11,519,620 at December 31, 2006. Interest on the loan varies at a rate equal to the three month LIBOR rate minus 0.50% until August 10, 2008. At that time, if not called, the borrowing converts to a fixed rate of 4.83% until maturity.

Note 11. Financial Instruments

The estimated fair values of the Company's financial instruments are as follows (dollars in thousands):

	December 31, 2006		December 31, 2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 10,121	$ 10,121	$ 8,394	$ 8,394
Federal funds sold	17,786	17,786	21,915	21,915
Securities, available for sale	35,719	35,719	33,796	33,796
Securities, held to maturity	3,991	4,022	3,964	3,956
Restricted equity securities	1,137	1,137	1,520	1,520
Loans, net of allowance for loan losses	245,517	245,124	217,091	216,280
Interest rate floor	126,500	126,500	-	-
Financial liabilities				
Deposits	282,246	282,999	250,400	250,216
Long-term debt	20,000	20,058	25,000	24,988
Off-balance-sheet assets (liabilities)				
Commitments to extend credit and standby letters of credit	-	-	-	-
Derivate financial instruments	-	-	-	-

Note 12. On-Balance Sheet Derivative Instruments and Hedging Activities

Derivative Financial Instruments

The Company has occasionally utilized stand-alone derivative financial instruments in the form of interest rate swap agreements and interest rate floors, which derive their value from underlying interest rates. These transactions involve both credit and market risk. The notional amounts are the amounts on which calculations, payments, and the value of the derivative are based. Notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any.

The Company is exposed to credit-related losses in the event of nonperformance by the counterparties to these agreements. The Company controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect any counterparties to fail to meet their obligations. The Company deals only with primary dealers.

Derivative instruments are generally either negotiated OTC contracts or standardized contracts executed on a recognized exchange. Negotiated OTC derivative contracts are generally entered into between two counterparties that negotiate specific agreement terms, including the underlying instrument, amount, exercise prices and maturity.

Note 12. On-Balance Sheet Derivative Instruments and Hedging Activities, continued

Risk Management Policies – Hedging Instruments

The primary focus of the Company's asset/liability management program is to monitor the sensitivity of the Company's net portfolio value and net income under varying interest rate scenarios to take steps to control its risks. On a quarterly basis, the Company simulates the net portfolio value and net income expected to be earned over a twelve-month period following the date of simulation. The simulation is based on a projection of market interest rates at varying levels and estimates the impact of such market rates on the levels on interest-earning assets and interest-bearing liabilities during the measurement period. Based upon the outcome of the simulation analysis, the Company considers the use of derivatives as a means of reducing the volatility of net portfolio value and projected net income within certain ranges of projected changes in interest rates. The Company evaluates the effectiveness of entering into any derivative instrument agreement by measuring the cost of such an agreement in relation to the reduction in net portfolio value and net income volatility within an assumed range of interest rates.

Interest Rate Risk Management – Cash Flow Hedging Instruments

The Company uses long-term variable rate debt as a source of funds for use in the Company's lending and investment activities and other general business purposes. These debt obligations expose the Company to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense decreases. Management believes it is prudent to limit the variability of a portion of its interest payments and, therefore, generally hedges its variable-rate interest payments. To meet this objective, management enters into interest rate swap agreements whereby the Company receives variable interest rate payments and makes fixed interest rate payments during the contract period.

All interest rate swap agreements entered into by the Bank, to date, have had notional amounts ranging between $5,000,000 and $10,000,000. The terms of these agreements mirror the terms of the debt and are therefore highly effective and qualify for hedge accounting. As a result of long-term debt restructuring, changes in long-term interest rates or other circumstances, the interest rate swap agreements may be terminated early by the Bank. In the case of early termination of interest rate swap agreements, any gain is deferred until the hedged debt is repaid. There were no interest rate swap agreements outstanding at December 31, 2006 or 2005. Additional information (all approximate) related to the termination of interest rate swap agreements is as follows:

	2006	2005	2004
Gain from terminated agreements included in other income	$ 51,264	$ -	$ 204,000
Deferred gain from terminated agreements at year-end	-	66,000	-

Interest Rate Risk Management – Derivative Instruments Not Designated As Hedging Instruments

At December 31, 2006 the Bank was party to an interest rate floor agreement. The agreement is designed to offset a portion of the negative impact to the Bank's net income that would result from a decrease in short-term interest rates. The agreement has a notional amount of $15,000,000 and pays the Bank based on the notional amount multiplied by the spread between the ten-year and two-year treasury swap curve rates when the spread between those rates exceeds 0.375%. The agreement matures on November 22, 2012. The agreement is carried in other assets at current fair market value. Changes in fair market value are recognized as adjustments to current income. The cost of the agreement at inception on November 22, 2006 was $141,000 and the fair market value at December 31, 2006 was $126,500. The decrease in value of $14,500 was recognized as an increase in interest expense.

Note 13. Employee Benefit Plan

The Bank has a qualified noncontributory defined benefit pension plan which covers substantially all of its employees. The benefits are primarily based on years of service and earnings. On December 31, 2006 the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158"), which was issued in September of 2006 and amends SFAS 87 and SFAS 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The adoption of SFAS 158 had a significant impact on the balance sheet of the Company. Prior to adoption, the Company had a prepaid pension benefit of $303,636, after the adoption, the Company had a liability of $1,645,178. This represents an increase in the net pension liability of $1,948,814. This increase in liability is recorded, net of tax, as a reduction of other comprehensive income of $1,286,217. This change is the cumulative effect of the adoption of this standard. Future adjustments to liabilities and other comprehensive income should reflect only one years change and are expected to be much less in amount.

The following is a summary of the plan's funded status as of December 31, 2006, 2005 and 2004:

	2006	2005	2004
Change in benefit obligation			
Benefit obligation at beginning of year	$ 5,693,642	$ 4,712,730	$ 3,708,775
Service cost	389,614	299,356	221,173
Interest cost	327,384	282,764	241,070
Actuarial (gain) loss	(237,789)	398,792	684,106
Benefits paid	(207,031)	-	(142,394)
Benefit obligation at end of year	5,965,820	5,693,642	4,712,730
Change in plan assets			
Fair value of plan assets at beginning of year	3,957,770	3,204,557	2,086,716
Actual return on plan assets	311,450	381,532	241,484
Employer contribution	258,453	371,681	1,018,751
Benefits paid	(207,031)	-	(142,394)
Fair value of plan assets at end of year	4,320,642	3,957,770	3,204,557
Funded status at the end of the year	$ (1,645,178)	$ (1,735,872)	$ (1,508,173)
Amounts recognized in the Balance Sheet			
(Accrued) prepaid benefit cost	$ 303,636	$ 527,693	$ 561,805
Unfunded pension benefit obligation under SFAS 158	(1,948,814)	-	-
Amount recognized in other liabilities	$ (1,645,178)	$ 527,693	$ 561,805
Amounts recognized in accumulated comprehensive income			
Net gain (loss)	$ (1,918,718)	$ -	$ -
Unrecognized prior service costs	(30,194)	-	-
Unrecognized net obligation at transition	98	-	-
Unfunded pension benefit obligation under SFAS 158	(1,948,814)	-	-
Deferred taxes	662,579	-	-
Amount recognized in accumulated comprehensive income	$ (1,286,217)	$ -	$ -
(Accrued) Prepaid benefit detail			
Benefit obligation	$ (5,965,820)	$ (5,693,642)	$ (4,712,730)
Fair value of assets	4,320,642	3,957,770	3,204,557
Unrecognized net actuarial (gain) loss	1,918,718	2,223,440	2,019,824
Unrecognized net obligation at transition	(98)	(133)	(168)
Unrecognized prior service cost	30,194	40,258	50,322
(Accrued) prepaid benefit cost	$ 303,636	$ 527,693	$ 561,805

Note 13. Employee Benefit Plan, continued

	2006	2005	2004
Components of net periodic benefit cost			
Service cost	$ 389,614	$ 299,356	$ 221,173
Interest cost	327,384	282,764	241,070
Return on plan assets	(311,450)	(381,532)	(241,484)
Originating unrecognized asset gain (loss)	(24,960)	109,145	56,710
Recognized net actuarial (gain) loss	91,893	86,031	60,091
Amortization	10,029	10,029	10,029
Net periodic benefit expense	$ 482,510	$ 405,793	$ 347,589
Additional disclosure information			
Accumulated benefit obligation	$ 3,397,075	$ 3,158,014	$ 2,521,489
Vested benefit obligation	$ 3,251,631	$ 3,036,333	$ 1,894,769
Discount rate used for net periodic pension cost	5.75%	5.75%	6.00%
Discount rate used for disclosure	6.00%	5.75%	6.00%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	5.00%	5.00%	5.00%
Average remaining service (years)	17	18	18

Estimated Future Benefit Payments

	Pension Benefits
2007	$ 3,969
2008	47,976
2009	56,853
2010	69,445
2011	98,701
2012 – 2016	1,188,306
	$ 1,465,250

Funding Policy

It is Bank policy to contribute the maximum tax-deductible amount each year as determined by the plan administrator. Based on current information, it is anticipated the 2007 contribution will be approximately $970,477 and pension cost will be approximately $466,200.

Long-Term Rate of Return

The plan sponsor selects the expected long-term rate-of-return-on-assets assumption in consultation with their investment advisors and actuary, and with concurrence from their auditors. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed – especially with respect to real rates of return (net of inflation) – for the major asset classes held, or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience – that may not continue over the measurement period – with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further – solely for this purpose the plan is assumed to continue in force and not terminate during the period during which the assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

Note 13. Employee Benefit Plan, continued

Asset Allocation

The pension plan's weighted-average asset allocations at September 30, 2006 and 2005 (the latest dates available), by asset category are as follows:

	2006	2005
Mutual funds – fixed income	40%	40%
Mutual funds – equity	47%	56%
Other	13%	4%
Total	100%	100%

Asset Allocation, continued

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 50% fixed income and 50% equities. The Investment Manager selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance, for the implementation of the Plan's investment strategy. The Investment Manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the Trustee to administer the investments of the Trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the Trust.

Note 14. Deferred Compensation and Life Insurance

Deferred compensation plans have been adopted for certain executive officers and members of the Board of Directors for future compensation upon retirement. Under plan provisions aggregate annual payments ranging from $2,662 to $37,200 are payable for ten years certain, generally beginning at age 65. Reduced benefits apply in cases of early retirement or death prior to the benefit date, as defined. Liability accrued for compensation deferred under the plan amounts to $549,440 and $550,054 at December 31, 2006 and 2005, respectively. Expense charged against income was $46,261, $47,636 and $50,400 in 2006, 2005 and 2004, respectively. Charges to income are based on changes in present value of future cash payments, discounted at 8%.

Note 15. Income Taxes

Current and Deferred Income Tax Components

The components of income tax expense (substantially all Federal) are as follows:

	2006	2005	2004
Current	$ 1,364,265	$ 1,120,846	$ 1,028,015
Deferred	(41,822)	83,235	187,110
	$ 1,322,443	$ 1,204,081	$ 1,215,125

Note 15. Income Taxes, continued

Rate Reconciliation

A reconciliation of income tax expense computed at the statutory federal income tax rate to income tax expense included in the statements of income follows:

	2006	2005	2004
Tax at statutory federal rate	$ 1,519,686	$ 1,466,212	$ 1,515,242
Tax exempt interest income	(161,387)	(222,503)	(251,545)
State income tax, net of federal benefit	11,505	9,906	8,840
Other	(47,361)	(49,534)	(57,412)
	$ 1,322,443	$ 1,204,081	$ 1,215,125

Deferred Income Tax Analysis

The significant components of net deferred tax assets (substantially all Federal) at December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Deferred tax assets		
Allowance for loan losses	$ 884,477	$ 809,841
Unearned credit life insurance	22,109	26,405
Deferred compensation and accrued pension costs	746,171	7,602
Net unrealized losses on securities available for sale	214,714	336,749
Other	26,418	30,844
	1,893,889	1,211,441
Deferred tax liabilities		
Deferred loan origination costs	133,711	70,293
Depreciation	195,303	186,270
Accretion of discount on investment securities	40,744	13,131
	369,758	269,694
Net deferred tax asset	$ 1,524,131	$ 941,747

Note 16. Commitments and Contingencies

Litigation

In the normal course of business the Bank is involved in various legal proceedings. After consultation with legal counsel, management believes that any liability resulting from such proceedings will not be material to the consolidated financial statements.

Financial Instruments with Off-Balance-Sheet Risk

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the consolidated balance sheets.

Note 16. Commitments and Contingencies, continued

Financial Instruments with Off-Balance-Sheet Risk, continued

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of the Bank's commitments at December 31, 2006 and 2005 is as follows:

	2006	2005
Commitments to extend credit	$ 19,691,878	$ 15,957,640
Standby letters of credit	-	-
	$ 19,691,878	$ 15,957,640

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

Concentrations of Credit Risk

Substantially all of the Bank's loans, commitments to extend credit, and standby letters of credit have been granted to customers in the Bank's market area and such customers are generally depositors of the Bank. Investments in state and municipal securities involve governmental entities within and outside the Bank's market area. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit are granted primarily to commercial borrowers. The Bank's primary focus is toward small business and consumer transactions, and accordingly, it does not have a significant number of credits to any single borrower or group of related borrowers in excess of $1,000,000. The Bank has cash and cash equivalents on deposit with financial institutions which exceed federally insured limits.

Note 17. Regulatory Restrictions

Dividends

The Company's dividend payments are made from dividends received from the Bank. Under applicable federal law, the Comptroller of the Currency restricts national bank total dividend payments in any calendar year to net profits of that year, as defined, combined with retained net profits for the two preceding years. The Comptroller also has authority under the Financial Institutions Supervisory Act to prohibit a national bank from engaging in an unsafe or unsound practice in conducting its business. It is possible, under certain circumstances, the Comptroller could assert that dividends or other payments would be an unsafe or unsound practice.

Note 17. Regulatory Restrictions, continued

Intercompany Transactions

The Bank's legal lending limit on loans to the Company is governed by Federal Reserve Act 23A, and differs from legal lending limits on loans to external customers. Generally, a bank may lend up to 10% of its capital and surplus to its Parent, if the loan is secured. If collateral is in the form of stocks, bonds, debentures or similar obligations, it must have a market value when the loan is made of at least 20% more than the amount of the loan, and if obligations of a state or political subdivision or agency thereof, it must have a market value of at least 10% more than the amount of the loan. If such loans are secured by obligations of the United States or agencies thereof, or by notes, drafts, bills of exchange or bankers' acceptances eligible for rediscount or purchase by a Federal Reserve Bank, requirements for collateral in excess of the loan amount do not apply. Under this definition, the legal lending limit for the Bank on loans to the Company was approximately $2,910,000 at December 31, 2006. No 23A transactions were deemed to exist between the Company and the Bank at December 31, 2006.

Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, as all those terms are defined in the regulations. Management believes, as of December 31, 2006 and 2005 that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2006, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category. The Company's and Bank's actual capital amounts (in thousands) and ratios are also presented in the table.

	Actual		Minimum Capital Required		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
December 31, 2006:						
Total Capital						
(to Risk-Weighted Assets)						
Consolidated	$ 32,885	14.2%	$ 18,481	8.0%	$ 23,101	10.0%
Grayson National Bank	$ 29,083	12.6%	$ 18,457	8.0%	$ 23,071	10.0%
Tier I Capital						
(to Risk-Weighted Assets)						
Consolidated	$ 29,997	13.0%	$ 9,240	4.0%	$ 13,861	6.0%
Grayson National Bank	$ 26,199	11.4%	$ 9,229	4.0%	$ 13,843	6.0%
Tier I Capital						
(to Average Assets)						
Consolidated	$ 29,997	9.2%	$ 13,077	4.0%	$ 16,347	5.0%
Grayson National Bank	$ 26,199	8.0%	$ 12,381	4.0%	$ 15,476	5.0%

Notes to Consolidated Financial Statements

Note 17. Regulatory Restrictions, continued

Capital Requirements, continued

	Actual		Minimum Capital Required		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2005:						
Total Capital						
(to Risk-Weighted Assets)						
Consolidated	$ 30,408	14.7%	$ 16,535	8.0%	$ 20,669	10.0%
Grayson National Bank	$ 26,520	13.0%	$ 16,372	8.0%	$ 20,465	10.0%
Tier I Capital						
(to Risk-Weighted Assets)						
Consolidated	$ 27,823	13.5%	$ 8,268	4.0%	$ 12,402	6.0%
Grayson National Bank	$ 23,960	11.7%	$ 8,186	4.0%	$ 12,279	6.0%
Tier I Capital						
(to Average Assets)						
Consolidated	$ 27,823	9.3%	$ 12,017	4.0%	$ 15,022	5.0%
Grayson National Bank	$ 23,960	8.0%	$ 11,966	4.0%	$ 14,957	5.0%

Note 18. Transactions with Related Parties

The Bank has entered into transactions with its directors, significant shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

Aggregate 2006 and 2005 loan transactions with related parties were as follows:

	2006	2005
Balance, beginning	$ 1,238,027	$ 2,744,420
New loans	616,311	175,125
Repayments	(370,009)	(218,799)
Change in relationship	-	(1,462,719)
Balance, ending	$ 1,484,329	$ 1,238,027

Note 19. Parent Company Financial Information

Condensed financial information of Grayson Bankshares, Inc. is presented as follows:

Balance Sheets
December 31, 2006 and 2005

	2006	2005
Assets		
Cash and due from banks	$ 2,582,549	$ 2,564,541
Securities available for sale	1,234,379	1,233,505
Investment in affiliate bank at equity	24,505,693	23,901,903
Other assets	17,779	53,393
Total assets	$ 28,340,400	$ 27,753,342
Liabilities		
Other liabilities	$ 36,231	$ -
Stockholders' equity		
Common stock	2,148,710	2,148,710
Surplus	521,625	521,625
Retained earnings	27,336,848	25,736,698
Accumulated other comprehensive income	(1,703,014)	(653,691)
Total stockholders' equity	28,304,169	27,753,342
Total liabilities and stockholders' equity	$ 28,340,400	$ 27,753,342

Statements of Income
For the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Income:			
Dividends from affiliate bank	$ 1,547,071	$ 1,168,898	$ 1,031,381
Interest on taxable securities	57,938	55,885	57,507
Net realized gains on securities	-	-	20,454
	1,605,009	1,224,783	1,109,342
Expenses:			
Management and professional fees	125,294	149,926	113,401
Other expenses	13,769	12,964	13,224
	139,063	162,890	126,625
Income before tax benefit and equity in undistributed income of affiliate	1,465,946	1,061,893	982,717
Federal income tax benefit	27,583	36,382	15,866
Income before equity in undistributed income of affiliate	1,493,529	1,098,275	998,583
Equity in undistributed income of affiliate	1,653,692	2,010,032	2,242,885
Net income	$ 3,147,221	$ 3,108,307	$ 3,241,468

Note 19. Parent Company Financial Information, continued

Statements of Cash Flows
For the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from operating activities			
Net income	$ 3,147,221	$ 3,108,307	$ 3,241,468
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of affiliate	(1,653,692)	(2,010,032)	(2,242,885)
Net realized gains on securities	-	-	(20,454)
Net (increase) decrease in other assets	35,319	(20,349)	(12,336)
Net increase (decrease) in other liabilities	36,231	-	(26,615)
Net cash provided by operating activities	1,565,079	1,077,926	939,178
Cash flows from investing activities			
Purchases of investment securities	-	(750,000)	(300,000)
Sales of investment securities	-	250,000	320,454
Maturities of investment securities	-	300,000	-
Net cash provided (used) by investing activities	-	(200,000)	20,454
Cash flows from financing activities			
Dividends paid	(1,547,071)	(1,168,898)	(1,031,381)
Net cash used by financing activities	(1,547,071)	(1,168,898)	(1,031,381)
Net increase (decrease) in cash and due from banks	18,008	(290,972)	(71,749)
Cash and cash equivalents, beginning	2,564,541	2,855,513	2,927,262
Cash and cash equivalents, ending	$ 2,582,549	$ 2,564,541	$ 2,855,513

Management Discussion and Analysis

Management's Discussion and Analysis of Operations

Overview

Management's Discussion and Analysis is provided to assist in the understanding and evaluation of Grayson Bankshares, Inc.'s financial condition and its results of operations. The following discussion should be read in conjunction with the Company's consolidated financial statements.

Grayson Bankshares, Inc. (the Company) was incorporated as a Virginia corporation on February 3, 1992 to acquire the stock of The Grayson National Bank (the Bank). The Bank was acquired by the Company on July 1, 1992. The Grayson National Bank was founded in 1900 and currently serves Grayson County, Virginia and surrounding areas through nine banking offices located in the towns of Independence and Hillsville, the localities of Elk Creek, Troutdale, and Whitetop, the City of Galax and Carroll County, Virginia, and the town of Sparta, North Carolina.

The Bank operates for the primary purpose of meeting the banking needs of individuals and small to medium sized businesses in the Bank's service area, while developing personal, hometown associations with these customers. The Bank offers a wide range of banking services including checking and savings accounts; commercial, installment, mortgage and personal loans; safe deposit boxes; and other associated services. The Bank's primary sources of revenue are interest income from its lending activities, and, to a lesser extent, from its investment portfolio. The Bank also earns fees from lending and deposit activities. The major expenses of the Bank are interest on deposit accounts and general and administrative expenses, such as salaries, occupancy and related expenses.

The earnings position of the Company remains strong. Grayson Bankshares, Inc. experienced net earnings of $3,147,221 for 2006 compared to $3,108,307 for 2005, and $3,241,468 in 2004. Dividends paid to stockholders amounted to $0.90 per share for 2006 compared to $0.68 per share for 2005.

The total assets of Grayson Bankshares, Inc. grew to $333,604,275 from $304,165,217, a 9.68% increase, continuing our strategy to grow the Company. Average equity to average assets indicates that the Company has a strong capital position with a ratio of 9.33% during 2006.

Critical Accounting Policies

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The notes to the audited consolidated financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2006 contain a summary of its significant accounting policies. Management believes the Company's policies with respect to the methodology for the determination of the allowance for loan losses, and asset impairment judgments, such as the recoverability of intangible assets and other-than-temporary impairment of investment securities, involve a higher degree of complexity and require management to make difficult and subjective judgments that often require assumptions or estimates about highly uncertain matters. Accordingly, management considers the policies related to those areas as critical.

The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting: (i) Statements of Financial Accounting Standards ("SFAS") 5, Accounting for Contingencies, which requires that losses be accrued when they are probable of occurring and estimable, and (ii) SFAS 114, Accounting by Creditors for Impairment of a Loan, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market, and the loan balance.

The allowance for loan losses has three basic components: (i) the formula allowance, (ii) the specific allowance, and (iii) the unallocated allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. The formula allowance uses a historical loss view as an indicator of future losses and, as a result, could differ from the loss incurred in the future. However, since this history is updated with the most recent loss information, the errors that might otherwise occur are mitigated. The specific allowance uses various techniques to arrive at an estimate of loss. Historical loss information, expected cash flows and fair market value of collateral are used to estimate these losses. The use of these values is inherently subjective and our actual losses could be greater or less that the estimates. The unallocated allowance captures losses that are attributable to various economic events, industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in either the formula or specific allowance.

Accounting for intangible assets is as prescribed by SFAS 142, Goodwill and Other Intangible Assets. The Company accounts for recognized intangible assets based on their estimated useful lives. Intangible assets with finite useful lives are amortized, while intangible assets with an indefinite useful life are not amortized.

Estimated useful lives of intangible assets are based on an analysis of pertinent factors, including (as applicable):

- the expected use of the asset;
- the expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate;
- any legal, regulatory, or contractual provision that may limit the useful life;
- any legal, regulatory, or contractual provisions that enable renewal or extension of the asset's legal or contractual life without substantial cost;
- the effects of obsolescence, demand, competition, and other economic factors; and
- the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Straight-line amortization is used to expense recognized amortizable intangible assets since a method that more closely reflects the pattern in which the economic benefits of the intangible assets are consumed cannot reliably be determined. Intangible assets are not written off in the period of acquisition unless they become impaired during that period.

The Company evaluates the remaining useful life of each intangible asset that is being amortized each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of the intangible asset's remaining useful life is changed, the remaining carrying amount of the intangible asset shall be amortized prospectively of that revised remaining useful life.

If an intangible asset that is being amortized is subsequently determined to have an indefinite useful life, the asset will be tested for impairment. That intangible asset will no longer be amortized and will be accounted for in the same manner as intangible assets that are not subject to amortization.

Intangible assets that are not subject to amortization are reviewed for impairment in accordance with SFAS 144 and tested annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of the intangible assets becomes its new accounting basis. Subsequent reversal of a previously recognized impairment loss is not allowed.

Table 1. Net Interest Income and Average Balances (dollars in thousands)

	2006			2005			2004		
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
Interest earning assets:									
Federal funds sold	$ 12,402	$ 614	4.95%	$ 12,575	$ 405	3.22%	$ 11,572	$ 139	1.20%
Investment securities	41,271	1,815	4.40%	38,208	1,612	4.22%	42,615	1,729	4.06%
Loans	235,046	18,194	7.74%	212,513	15,131	7.12%	190,028	12,788	6.73%
Total	288,719	20,623		263,296	17,148		244,215	14,656	
Yield on average interest-earning assets			7.14%			6.51%			6.00%
Non interest-earning assets:									
Cash and due from banks	8,089			8,494			7,546		
Premises and equipment	7,357			7,217			6,505		
Interest receivable and other	10,420			9,113			8,219		
Allowance for loan losses	(2,737)			(2,685)			(2,488)		
Unrealized gain/(loss) on securities	(981)			(539)			274		
Total	22,148			21,600			20,056		
Total assets	$ 310,867			$ 284,896			$ 264,271		
Interest-bearing liabilities:									
Demand deposits	$ 20,605	184	0.89%	$ 21,923	193	0.88%	$ 20,084	183	0.91%
Savings deposits	41,384	563	1.36%	47,932	628	1.31%	50,761	657	1.29%
Time deposits	162,804	6,945	4.27%	135,517	4,126	3.04%	127,080	3,114	2.45%
Borrowings	18,918	944	4.99%	18,493	855	4.62%	12,719	519	4.08%
Total	243,711	8,636		223,865	5,802		210,644	4,473	
Cost on average interest-bearing liabilities			3.54%			2.59%			2.12%
Non interest-bearing liabilities:									
Demand deposits	37,250			33,150			27,261		
Interest payable and other	891			679			568		
Total	38,141			33,829			27,829		
Total liabilities	281,852			257,694			238,473		
Stockholder's equity:	29,015			27,202			25,798		
Total liabilities and stockholder's equity	$ 310,867			$ 284,896			$ 264,271		
Net interest income		$ 11,987			$ 11,346			$ 10,183	
Net yield on interest-earning assets			4.15%			4.31%			4.17%

Table 2. Rate/Volume Variance Analysis (thousands)

	2006 Compared to 2005			2005 Compared to 2004		
	Interest Income/ Expense Variance	Variance Attributable To Rate	Variance Attributable To Volume	Interest Income/ Expense Variance	Variance Attributable To Rate	Variance Attributable To Volume
Interest-earning assets:						
Federal funds sold	$ 209	$ 215	$ (6)	$ 266	$ 253	$ 13
Investment securities	203	71	132	(117)	66	(183)
Loans	3,063	1,381	1,682	2,343	770	1,573
Total	3,475	1,667	1,808	2,492	1,089	1,403
Interest-bearing liabilities:						
Demand deposits	(9)	-	(9)	10	(6)	16
Savings deposits	(65)	23	(88)	(29)	10	(39)
Time deposits	2,819	1,882	937	1,012	793	219
Borrowings	89	69	20	336	76	260
Total	2,834	1,974	860	1,329	873	456
Net interest income	$ 641	$ (307)	$ 948	$ 1,163	$ 216	$ 947

Net Interest Income

Net interest income, the principal source of Company earnings, is the amount of income generated by earning assets (primarily loans and investment securities) less the interest expense incurred on interest-bearing liabilities (primarily deposits used to fund earning assets). Table 1 summarizes the major components of net interest income for the past three years and also provides yields and average balances.

Total interest income in 2006 increased by 20.26% to $20.62 million from $17.15 million in 2005 after an increase from $14.66 million in 2004. The increase in total interest income in 2006 was due to increases in interest rates and to an increase in average loans outstanding of approximately 10.60%. The increases in rates and in loans as a percentage of total interest-earning assets led to an overall increase in yield on average interest-earning assets of 63 basis points from 2005 to 2006. The increase in total interest income in 2005 was due primarily to an increase in average loans outstanding of approximately 11.83%. Total interest expense increased by approximately $2.83 million in 2006 after an increase of $1.33 million in 2005. The increase in 2006 was due primarily to increases in interest rates on time deposits coupled with a significant increase in the average balance of time deposits outstanding. The effects of changes in volumes and rates on net interest income in 2006 compared to 2005, and 2005 compared to 2004 are shown in Table 2.

The increase in interest income was offset by the increase in interest expense resulting in a decrease in net yield on interest-earning assets of 0.16% to 4.15% in 2006 compared to 4.31% in 2005.

Provision for Credit Losses

The allowance for credit losses is established to provide for expected losses in the Bank's loan portfolio. Loan losses and recoveries are charged or credited directly to the allowance. Management determines the provision for credit losses required to maintain an allowance adequate to provide for probable losses. Some of the factors considered in making this decision are the collectibility of past due loans, volume of new loans, composition of the loan portfolio, and general economic outlook.

At the end of 2006, the loan loss reserve was $2,901,997 compared to $2,678,055 in 2005 and $2,609,759 in 2004. The Bank's allowance for loan losses, as a percentage of total loans, at the end of 2006 was 1.17%, compared to 1.22% in 2005, and 1.31% in 2004.

Additional information is contained in Tables 12 and 13, and is discussed in Nonperforming and Problem Assets.

Other Income

Noninterest income consists of revenues generated from a broad range of financial services and activities. The majority of noninterest income is traditionally a result of service charges on deposit accounts including charges for insufficient funds checks and fees charged for nondeposit services. Noninterest income increased by $257,698, or 18.21%, to $1,672,901 in 2006 from $1,415,203 in 2005. Noninterest income in 2004 totaled $1,607,262. The increase from 2005 to 2006 was primarily due to non-recurring gains from investment repurchase agreements and the termination of an interest-rate swap. These gains are generally non-recurring in nature, and as such, management does not anticipate similar gains in the future. The primary sources of noninterest income for the past three years are summarized in Table 3.

Table 3. Sources of Noninterest Income (thousands)

	2006	2005	2004
Service charges on deposit accounts	$ 581	$ 528	$ 550
Increase in cash value of life insurance	225	222	248
Mortgage origination fees	177	182	134
Insurance commissions	23	22	16
Safe deposit box rental	38	34	32
Gain on the sale of securities	46	4	63
Gain on interest rate swap	51	-	204
Other income	532	423	360
Total noninterest income	$ 1,673	$ 1,415	$ 1,607

Other Expense

The major components of noninterest expense for the past three years are illustrated at Table 4.

Total noninterest expense increased by $725,491 in 2006 and $1,001,294 in 2005, which represents increases of 9.13% and 14.42% respectively. The increase from 2005 to 2006 was primarily due to recent branching activity, ordinary operating cost increases and losses in the disposal of foreclosed properties.

Table 4. Sources of Noninterest Expense (thousands)

	2006	2005	2004
Salaries & wages	$ 3,540	$ 3,334	$ 3,033
Employee benefits	1,694	1,596	1,322
Total personnel expense	5,234	4,930	4,355
Director fees	162	149	132
Occupancy expense	304	300	225
Computer charges	276	191	151
Other equipment expense	811	751	638
FDIC/OCC assessments	122	114	111
Insurance	75	82	70
Professional fees	116	114	68
Advertising	204	220	180
Postage and freight	178	156	165
Supplies	155	178	183
Franchise tax	195	183	178
Telephone	144	137	124
Travel, dues & meetings	124	111	98
Other expense	570	329	265
Total noninterest expense	$ 8,670	$ 7,945	$ 6,943

The overhead efficiency ratio of noninterest expense to adjusted total revenue (net interest income plus noninterest income) was 63.5% in 2006, 62.3% in 2005 and 58.9% in 2004.

Income Taxes

Income tax expense is based on amounts reported in the statements of income (after adjustments for non-taxable income and non-deductible expenses) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. The deferred tax assets and liabilities represent the future Federal income tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Income tax expense (substantially all Federal) was $1,322,443 in 2006, $1,204,081 in 2005 and $1,204,125 in 2004 resulting in effective tax rates of 29.6%, 27.9% and 27.3% respectively. The increase in the effective tax rate for 2006 was due to a decrease in the percentage of tax-exempt income.

The Company's deferred income tax benefits and liabilities result primarily from temporary differences (discussed above) in the provisions for credit losses, valuation reserves, depreciation, deferred compensation, deferred income, pension expense and investment security discount accretion.

Net deferred tax benefits of $1,524,131 and $941,747 are included in other assets at December 31, 2006 and 2005 respectively. At December 31, 2006, net deferred tax benefits included $214,714 of deferred tax assets applicable to unrealized losses on investment securities available for sale, and $662,597 of deferred tax assets applicable to unfunded projected pension benefit obligations. Accordingly, these amounts were not charged to income but recorded directly to the related stockholders' equity account.

Analysis of Financial Condition

Average earning assets increased 9.66% from December 31, 2005 to December 31, 2006. Total earning assets represented 92.88% of total average assets in 2006 and 92.42% in 2005. The mix of average earning assets changed slightly from 2005 to 2006 as loan growth remained strong.

Table 5. Average Asset Mix (dollars in thousands)

	2006		2005	
	Average Balance	%	Average Balance	%
Earning assets:				
Loans	$ 235,046	75.61%	$ 212,513	74.59%
Investment securities	41,271	13.28%	38,208	13.41%
Federal funds sold	12,402	3.99%	12,575	4.42%
Deposits in other banks	-	0.00%	-	0.00%
Total earning assets	288,719	92.88%	263,296	92.42%
Nonearning assets:				
Cash and due from banks	8,089	2.60%	8,494	2.98%
Premises and equipment	7,357	2.37%	7,217	2.53%
Other assets	10,420	3.35%	9,113	3.20%
Allowance for loan losses	(2,737)	-0.88%	(2,685)	-0.94%
Unrealized gain/(loss) on securities	$ (981)	-0.32%	(539)	-0.19%
Total nonearning assets	$ 22,148	7.12%	21,600	7.58%
Total assets	$ 310,867	100.00%	$ 284,896	100.00%

Average loans for 2006 represented 75.61% of total average assets compared to 74.59% in 2005. Average federal funds sold decreased from 4.42% to 3.99% of total average assets while average investment securities decreased from 13.41% to 13.28% of total average assets over the same time period. The balances of nonearning assets remained relatively unchanged in 2006 as compared to 2005.

Management Discussion and Analysis

Loans

Average loans totaled $235.0 million over the year ended December 31, 2006. This represents an increase of 10.6% over the average of $212.5 million for 2005. Average loans increased by 11.8% from 2004 to 2005.

The loan portfolio consists primarily of real estate and commercial loans. These loans accounted for 92.2% of the total loan portfolio at December 31, 2006. This is up from the 91.7% that the two categories maintained at December 31, 2005. The amount of loans outstanding by type at December 31, 2006 and December 31, 2005 and the maturity distribution for variable and fixed rate loans as of December 31, 2006 are presented in Tables 6 & 7 respectively.

Table 6. Loan Portfolio Summary (dollars in thousands)

	December 31, 2006		December 31, 2005	
	Amount	%	Amount	%
Construction and development	$ 30,725	12.37%	$ 22,244	10.12%
Residential, 1-4 families	111,089	44.72%	102,614	46.69%
Residential, 5 or more families	1,572	0.63%	675	0.31%
Farmland	27,979	11.26%	21,695	9.87%
Nonfarm, nonresidential	39,350	15.84%	35,613	16.20%
Total real estate	$ 210,715	84.82%	$ 182,841	83.19%
Agricultural	3,774	1.52%	3,071	1.40%
Commercial	18,294	7.36%	18,745	8.53%
Consumer	14,106	5.68%	14,112	6.42%
Other	1,530	0.62%	1,000	0.46%
Total	$ 248,419	100.00%	$ 219,769	100.00%

Table 7. Maturity Schedule of Loans (dollars in thousands)

	Real Estate	Agricultural and Commercial	Consumer and Other	Total Amount	Total %
Fixed rate loans:					
Three months or less	$ 9,454	$ 2,637	$ 2,012	$ 14,103	5.68%
Over three to twelve months	29,632	2,778	2,816	35,226	14.18%
Over one year to five years	19,574	2,671	9,810	32,055	12.90%
Over five years	32,868	459	538	33,865	13.63%
Total fixed rate loans	$ 91,528	$ 8,545	$ 15,176	$ 115,249	46.39%
Variable rate loans:					
Three months or less	$ 38,834	$ 13,454	$ 460	$ 52,748	21.24%
Over three to twelve months	4,875	69	-	4,944	1.99%
Over one year to five years	34,716	-	-	34,716	13.97%
Over five years	40,762	-	-	40,762	16.41%
Total variable rate loans	$ 119,187	$ 13,523	$ 460	$ 133,170	53.61%
Total loans:					
Three months or less	$ 48,288	$ 16,091	$ 2,472	$ 66,851	26.92%
Over three to twelve months	34,507	2,847	2,816	40,170	16.17%
Over one year to five years	54,290	2,671	9,810	66,771	26.87%
Over five years	73,630	459	538	74,627	30.04%
Total loans	$ 210,715	$ 22,068	$ 15,636	$ 248,419	100.00%

Interest rates charged on loans vary with the degree of risk, maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulations also influence interest rates. On average, loans yielded 7.74% in 2006 compared to an average yield of 7.12% in 2005.

Investment Securities

The Bank uses its investment portfolio to provide liquidity for unexpected deposit decreases or loan generation, to meet the Bank's interest rate sensitivity goals, and to generate income.

Management of the investment portfolio has always been conservative with the majority of investments taking the form of purchases of U.S. Treasury, U.S. Government Agencies and State and Municipal bonds, as well as investment grade corporate bond issues. Management views the investment portfolio as a source of income, and purchases securities with the intent of retaining them until maturity. However, adjustments are necessary in the portfolio to provide an adequate source of liquidity which can be used to meet funding requirements for loan demand and deposit fluctuations and to control interest rate risk. Therefore, from time to time, management may sell certain securities prior to their maturity. Table 8 presents the investment portfolio at the end of 2006 by major types of investments and contractual maturity ranges. Investment securities in Table 8 may have repricing or call options that are earlier than the contractual maturity date.

Total investment securities increased by approximately $2.0 million from December 31, 2005 to December 31, 2006 as deposit growth outpaced loan growth and excess funds were invested in securities. The average yield of the investment portfolio increased to 4.40% for the year ended December 31, 2006 compared to 4.22% for 2005.

Table 8. Investment Securities - Maturity/Yield Schedule (dollars in thousands)

	In One Year or Less	After One Through Five Years	After Five Through Ten Years	After Ten Years	Total	Market Value
Investment Securities:						
U.S. Government agencies	$ 7,326	$ 3,152	$ 7,761	$ 8,216	$ 26,455	$ 25,896
Mortgage-backed securities	-	149	2,726	2,154	5,029	4,959
State and municipal securities	700	527	2,340	5,091	8,658	8,687
Corporate securities	200	-	-	-	200	200
Total	$ 8,226	$ 3,828	$ 12,827	$ 15,461	$ 40,342	$ 39,742
Weighted average yields:						
U.S. Government agencies	4.53%	4.75%	5.21%	4.34%	4.70%	
Mortgage-backed securities	0.00%	5.15%	4.88%	4.94%	4.91%	
State and municipal securities	6.13%	5.06%	5.84%	5.77%	5.77%	
Corporate securities	5.60%	0.00%	0.00%	0.00%	0.00%	
Total	4.69%	4.81%	5.25%	4.89%	4.98%	

(Yields are stated on a tax-equivalent basis)

Deposits

The Bank relies on deposits generated in its market area to provide the majority of funds needed to support lending activities and for investments in liquid assets. More specifically, core deposits (total deposits less certificates of deposit in denominations of $100,000 or more) are the primary funding source. The Bank's balance sheet growth is largely determined by the availability of deposits in its markets, the cost of attracting the deposits, and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. Market conditions have resulted in depositors shopping for deposit rates more than in the past. An increased customer awareness of interest rates adds to the importance of rate management. The Bank's management must continuously monitor market pricing, competitor's rates, and the internal interest rate spreads to maintain the Bank's growth and profitability. The Bank attempts to structure rates so as to promote deposit and asset growth while at the same time increasing overall profitability of the Bank.

Average total deposits for the year ended December 31, 2006 amounted to $262.0 million, which was an increase of $23.5 million, or 9.86% over 2005. Average core deposits totaled $209.4 million in 2006 representing a 6.4% increase over the $196.9 million in 2005. The percentage of the Bank's average deposits that are interest-bearing decreased from 86.1% in 2005 to 85.8% in 2006. Average demand deposits, which earn no interest, increased 12.4% from $33.2 million in 2005 to $37.3 million in 2006. Average deposits for the periods ended December 31, 2006 and December 31, 2005 are summarized in Table 9.

Table 9. Deposit Mix (dollars in thousands)

	2006			2005		
	Average Balance	% of Total Deposits	Average Rate Paid	Average Balance	% of Total Deposits	Average Rate Paid
Interest-bearing deposits:						
NOW accounts	$ 20,605	7.9%	0.89%	$ 21,923	9.2%	0.88%
Money Market	9,293	3.5%	1.75%	10,900	4.6%	1.51%
Savings	32,091	12.2%	1.25%	37,032	15.5%	1.25%
Small denomination certificates	110,209	42.1%	4.21%	93,911	39.4%	3.03%
Large denomination certificates	52,595	20.1%	4.35%	41,606	17.4%	3.08%
Total interest-bearing deposits	224,793	85.8%	3.42%	205,372	86.1%	2.41%
Noninterest-bearing deposits	37,250	14.2%	0.00%	33,150	13.9%	0.00%
Total deposits	$ 262,043	100.0%	2.94%	$ 238,522	100.0%	2.07%

The average balance of certificates of deposit issued in denominations of $100,000 or more increased by $11.0 million, or 26.4%, for the year ended December 31, 2006. The strategy of management has been to support loan and investment growth with core deposits and not to aggressively solicit the more volatile, large denomination certificates of deposit, however, recent market increases in short-term certificate rates prompted many customers to move money from savings and money market accounts to certificates of deposit. Table 10 provides maturity information relating to certificates of deposit of $100,000 or more at December 31, 2006.

Table 10. Large Time Deposit Maturities (thousands)

Analysis of time deposits of $100,000 or more at December 31, 2006:

Remaining maturity of three months or less	$ 6,950
Remaining maturity over three through twelve months	44,920
Remaining maturity over one through five years	11,425
Remaining maturity over five years	-
Total time deposits of $100,000 or more	$ 63,295

Equity

Stockholders' equity amounted to $28.3 million at December 31, 2006, a 2.0% increase over the 2005 year-end total of $27.8 million. The increase resulted from earnings of $3,147,221, less dividends paid and a change in unrealized depreciation of investment securities classified as available for sale. Stockholders' equity was also impacted by the adoption of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," requiring the recognition of unfunded projected pension benefit obligations. This transaction resulted in a charge to equity of $1,286,217. This adjustment reflected the cumulative effect of the adoption of this standard and future adjustments to both liabilities and equity are expected to be much less in amount. The Company paid dividends of $0.90, $0.68 and $0.60 per share in 2006, 2005 and 2004, respectively.

Regulatory guidelines relating to capital adequacy provide minimum risk-based ratios which assess capital adequacy while encompassing all credit risks, including those related to off-balance sheet activities. Capital ratios under these guidelines are computed by weighing the relative risk of each asset category to derive risk-adjusted assets. The risk-based capital guidelines require minimum ratios of core (Tier 1) capital (common stockholders' equity) to risk-weighted assets of 4.0% and total regulatory capital (core capital plus allowance for loan losses up to 1.25% of risk-weighted assets) to risk-weighted assets of 8.0%. As of December 31, 2006 the Bank has a ratio of Tier 1 capital to risk-weighted assets of 11.4% and a ratio of total capital to risk-weighted assets of 12.6%.

Table 11. Bank's Year-end Risk-Based Capital (dollars in thousands)

	2006	2005
Tier 1 capital	$ 26,199	$ 23,960
Qualifying allowance for loan losses		
(limited to 1.25% of risk-weighted assets)	2,884	2,560
Total regulatory capital	$ 29,083	$ 26,520
Total risk-weighted assets	$ 230,718	$ 204,651
Tier 1 capital as a percentage of		
risk-weighted assets	11.4%	11.7%
Total regulatory capital as a percentage of		
risk-weighted assets	12.6%	13.0%
Leverage ratio*	8.0%	8.0%

*Tier 1 capital divided by average total assets for the quarter ended December 31 of each year.

In addition, a minimum leverage ratio of Tier 1 capital to average total assets for the previous quarter is required by federal bank regulators, ranging from 3% to 5%, subject to the regulator's evaluation of the Bank's overall safety and soundness. As of December 31, 2006, the Bank had a ratio of year-end Tier 1 capital to average total assets for the fourth quarter of 2006 of 8.0%. Table 11 sets forth summary information with respect to the Bank's capital ratios at December 31, 2006. All capital ratio levels indicate that the Bank is well capitalized.

Nonperforming and Problem Assets

Certain credit risks are inherent in making loans, particularly commercial and consumer loans. Management prudently assesses these risks and attempts to manage them effectively. The Bank attempts to use shorter-term loans and, although a portion of the loans have been made based upon the value of collateral, the underwriting decision is generally based on the cash flow of the borrower as the source of repayment rather than the value of the collateral.

The Bank also attempts to reduce repayment risk by adhering to internal credit policies and procedures. These policies and procedures include officer and customer limits, periodic loan documentation review and follow up on exceptions to credit policies

Nonperforming assets at December 31, 2006 and 2005 are analyzed in Table 12.

Table 12. Nonperforming Assets (dollars in thousands)

	December 31, 2006		December 31, 2005	
	Amount	% of Loans	Amount	% of Loans
Nonaccrual loans	$ 867	0.3%	$ 992	0.4%
Restructured loans	480	0.2%	1,114	0.5%
Loans past due 90 days or more	733	0.3%	550	0.3%
Total nonperforming assets	$ 2,080	0.8%	$ 2,656	1.2%

Total nonperforming assets were 0.8% and 1.2% of total outstanding loans as of December 31, 2006 and 2005 respectively.

The allowance for loan losses is maintained at a level adequate to absorb potential losses. Some of the factors which management considers in determining the appropriate level of the allowance for loan losses are: past loss experience, an evaluation of the current loan portfolio, identified loan problems, the loan volume outstanding, the present and expected economic conditions in general, and in particular, how such conditions relate to the market area that the Bank serves. Bank regulators also periodically review the Bank's loans and other assets to assess their quality. Loans deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance. The accrual of interest on a loan is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due.

To quantify the specific elements of the allowance for loan losses, the Bank begins by establishing a specific reserve for loans that have been identified as being impaired. This reserve is determined by comparing the principal balance of the loan with the net present value of the future anticipated cash flows or the fair market value of the related collateral. The bank then reviews certain loans in the portfolio and assigns grades to loans which have been reviewed. Loans which are graded as acceptable are then grouped with loans in the same category which have not been graded and the total is then multiplied by a historical charge-off percentage to arrive at a base allowance amount. Loans which are graded other than acceptable are given specific allowances based on the grade. An allowance of 5% is made for loans graded as "special mention"; an allowance of 15% is made for loans graded as "substandard"; an allowance of 50% is made for loans graded as "doubtful"; and an allowance of 100% is made for loans graded as "loss". The allowance for graded loans is then added to the base allowance for acceptable and ungraded loans. Finally, the allowance may be adjusted by factors which consider current loan volume and general economic conditions. The allowance is allocated according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within the respective categories of loans, although the entire allowance is available to absorb any actual charge-offs that may occur.

Management Discussion and Analysis

The provision for loan losses, net charge-offs and the activity in the allowance for loan losses is detailed in Table 13. The allocation of the reserve for loan losses is detailed in Table 14.

Table 13. Loan Losses

	2006	2005	2004
Allowance for loan losses, beginning	$ 2,678,055	$ 2,609,759	$ 2,395,387
Provision for loan losses, added	520,000	504,468	390,000
Charge-offs:			
Real estate	(45,330)	(100,340)	(42,827)
Commercial and agricultural	(199,372)	(202,760)	(78,959)
Consumer and other	(148,971)	(162,462)	(154,703)
Recoveries:			
Real estate	6,000	143	1,456
Commercial and agricultural	35,426	4,975	69,042
Consumer and other	56,189	24,272	30,363
Net charge-offs	(296,058)	(436,172)	(175,628)
Allowance for loan losses, ending	$ 2,901,997	$ 2,678,055	$ 2,609,759

Table 14. Allocation of the Reserve for Loan Losses (thousands)

	2006		2005	
Balance at the end of the period applicable to:	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
Commercial and agricultural	$ 1,193	8.88%	$ 842	9.93%
Real estate - construction	-	12.37%	-	10.12%
Real estate - mortgage	791	72.45%	734	73.07%
Consumer and other	918	6.30%	1,102	6.88%
Total	$ 2,902	100.00%	$ 2,678	100.00%

Management Discussion and Analysis

Quantitative and Qualitative Disclosure about Market Risk

The principal goals of the Bank's asset and liability management strategy are the maintenance of adequate liquidity and the management of interest rate risk. Liquidity is the ability to convert assets to cash to fund depositors' withdrawals or borrowers' loans without significant loss. Interest rate risk management balances the effects of interest rate changes on assets that earn interest or liabilities on which interest is paid, to protect the Bank from wide fluctuations in its net interest income which could result from interest rate changes.

Management must insure that adequate funds are available at all times to meet the needs of its customers. On the asset side of the balance sheet, maturing investments, loan payments, maturing loans, federal funds sold, and unpledged investment securities are principal sources of liquidity. On the liability side of the balance sheet, liquidity sources include core deposits, the ability to increase large denomination certificates, federal fund lines from correspondent banks, borrowings from the Federal Home Loan Bank, as well as the ability to generate funds through the issuance of long-term debt and equity.

The liquidity ratio (the level of liquid assets divided by total deposits plus short-term liabilities) was 17.8% at December 31, 2006 compared to 22.2% at December 31, 2005. These ratios are considered to be adequate by management.

The Bank uses cash and federal funds sold to meet its daily funding needs. If funding needs are met through holdings of excess cash and federal funds, then profits might be sacrificed as higher-yielding investments are foregone in the interest of liquidity. Therefore management determines, based on such items as loan demand and deposit activity, an appropriate level of cash and federal funds and seeks to maintain that level.

The primary goals of the investment portfolio are liquidity management and maturity gap management. As investment securities mature the proceeds are reinvested in federal funds sold if the federal funds level needs to be increased, otherwise the proceeds are reinvested in similar investment securities. The majority of investment security transactions consist of replacing securities that have been called or matured. The Bank keeps a significant portion of its investment portfolio in unpledged assets that are less than 60 months to maturity or next repricing date. These investments are a preferred source of funds in that they can be disposed of in any interest rate environment without causing significant damage to that quarter's profits.

Interest rate risk is the effect that changes in interest rates would have on interest income and interest expense as interest-sensitive assets and interest-sensitive liabilities either reprice or mature. Management attempts to maintain the portfolios of interest-earning assets and interest-bearing liabilities with maturities or repricing opportunities at levels that will afford protection from erosion of net interest margin, to the extent practical, from changes in interest rates. Table 15 shows the sensitivity of the Bank's balance sheet on December 31, 2006. This table reflects the sensitivity of the balance sheet as of that specific date and is not necessarily indicative of the position on other dates. At December 31, 2006, the Bank appeared to be cumulatively asset-sensitive (interest-earning assets subject to interest rate changes exceeding interest-bearing liabilities subject to changes in interest rates). However, in the one year window liabilities subject to change in interest rates exceed assets subject to interest rate changes (non asset-sensitive).

Matching sensitive positions alone does not ensure the Bank has no interest rate risk. The repricing characteristics of assets are different from the repricing characteristics of funding sources. Thus, net interest income can be impacted by changes in interest rates even if the repricing opportunities of assets and liabilities are perfectly matched.

Table 15. Interest Rate Sensitivity (dollars in thousands)

	December 31, 2006 Maturities/Repricing				
	1 to 3 Months	4 to 12 Months	13 to 60 Months	Over 60 Months	Total
Interest-Earning Assets:					
Federal funds sold	$ 17,786	$ -	$ -	$ -	$ 17,786
Investments	11,795	3,099	17,168	8,280	40,342
Loans	69,634	47,335	78,738	52,712	248,419
Total	$ 99,215	$ 50,434	$ 95,906	$ 60,992	$ 306,547
Interest-Bearing Liabilities:					
NOW accounts	$ 17,704	$ -	$ -	$ -	$ 17,704
Money market	8,086	-	-	-	8,086
Savings	29,270	-	-	-	29,270
Certificates of deposit	25,217	109,534	51,464	-	186,215
Borrowings	10,000	-	10,000	-	20,000
Total	$ 90,277	$ 109,534	$ 61,464	$ -	$ 261,275
Interest sensitivity gap	$ 8,938	$ (59,100)	$ 34,442	$ 60,992	$ 45,272
Cumulative interest sensitivity gap	$ 8,938	$ (50,162)	$ (15,720)	$ 45,272	$ 45,272
Ratio of sensitivity gap to total earning assets	2.9%	-19.3%	11.2%	19.9%	14.8%
Cumulative ratio of sensitivity gap to total earning assets	2.9%	-16.3%	-5.1%	14.8%	14.8%

The Company uses a number of tools to monitor its interest rate risk, including simulating net interest income under various scenarios, monitoring the present value change in equity under the same scenarios, and monitoring the difference or gap between rate sensitive assets and rate sensitive liabilities over various time periods (as displayed in Table 15).

The earnings simulation model forecasts annual net income under a variety of scenarios that incorporate changes in the absolute level of interest rates, changes in the shape of the yield curve, and changes in interest rate relationships. Management evaluates the effect on net interest income and present value equity from gradual changes in rates of up to 300 basis points up or down over a 12-month period. Table 16 presents the Bank's forecasts for changes in net income and market value of equity as of December 31, 2006.

Table 16. Interest Rate Risk (dollars in thousands)

	Rate Shocked Net Interest Income and Market Value of Equity						
Rate Change	-300bp	-200bp	-100bp	0bp	+100bp	+200bp	+300bp
Net Interest Income:							
Net interest income	$ 10,244	$ 10,858	$ 11,470	$ 12,048	$ 12,599	$ 13,143	$ 13,683
Change	$ (1,804)	$ (1,190)	$ (578)	$ -	$ 551	$ 1,095	$ 1,635
Change percentage	-14.98%	-9.88%	-4.79%		4.58%	9.09%	13.57%
Market Value of Equity	$ 27,316	$ 28,004	$ 28,218	$ 28,129	$ 27,538	$ 26,628	$ 25,526

Impact of Inflation and Changing Prices

The consolidated financial statements and the accompanying notes presented elsewhere in this document have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all Company assets and liabilities are monetary in nature, therefore the impact of inflation is reflected primarily in the increased cost of operations. As a result, interest rates have a greater impact on performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Table 17. Key Financial Ratios

	2006	2005	2004
Return on average assets	1.01%	1.09%	1.23%
Return on average equity	10.85%	11.43%	12.56%
Dividend payout ratio	49.16%	37.61%	31.82%
Average equity to average assets	9.33%	9.55%	9.76%

Table 18. Quarterly Data (unaudited) (dollars in thousands, except per share data)

	Years Ended December 31,							
	2006				2005			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest and dividend income	$ 5,478	$ 5,300	$ 5,081	$ 4,763	$ 4,691	$ 4,534	$ 4,156	$ 3,945
Interest expense	2,606	2,223	1,969	1,837	1,755	1,565	1,332	1,150
Net interest income	2,872	3,077	3,112	2,926	2,936	2,969	2,824	2,795
Provision for loan losses	120	150	137	113	105	189	105	105
Net interest income, after provision for loan losses	2,752	2,927	2,975	2,813	2,831	2,780	2,719	2,690
Noninterest income	376	495	408	405	359	322	302	285
Noninterest expenses	2,231	2,295	2,139	2,016	2,016	2,012	2,005	1,943
Income before income taxes	897	1,127	1,244	1,202	1,174	1,090	1,016	1,032
Provision for income taxes	265	322	372	364	332	306	286	280
Net income	$ 632	$ 805	$ 872	$ 838	$ 842	$ 784	$ 730	$ 752
Net income per share	$ 0.37	$ 0.47	$ 0.51	$ 0.49	$ 0.49	$ 0.46	$ 0.42	$ 0.44

Staff

Loan Department - Mortgage Origination - Investments

Pam Neill
Judy Carpenter
Pat Sage
Donna Anders
Robin Fincher
Doug Morgan

Tellers

Brenda Brown
Donna Coleman
Deranda Roop
Ann Shuler
Nancy Burkett
Kim Cullop
Barbara McBride
Terry Davis
Hilda Anderson
Sue Bledsoe
Tracy Bowman
Joyce Stamper
Mary Jane Leonard
Erin Morton
Sharon Anderson
Teresa Edwards
Christine Saltz
Angela Diamond
Sherita Sizemore
Dana Jones
Mary Jane Patton
Debra Pickett
Christine Bolen
Sharon Walters
Jeanne' Funk
Anita McGrady
Phyllis Fender
Sheila Taylor
Lisa Buchanan
Pat Richardson
Sherry Key
Susan Roberts
Linda Halsey
Penny Gravely
Vanessa Phillips
Kristi Nichols
Mary Blevins
Peggy Spencer
Candee Akers
Kelly Poe
Cindy Seldon
Joyce Reavis
Stacy Horton
Becky Hall
Shaye Davis

Bookkeeping & Proof

Becky Callahan
Rhonda James
Loretta Painter
Rhonda Lineberry
Janna Billings
Lori Casino
Dorothy Hash
Elaine Roberts
Gay Cornett
Nancy Hale
Sparkle Holder

Secretaries and Customer Service Personnel

Glenda Ward
Rebecca Reedy
Carol Moxley
Sue Faddis
Donna Edwards
Cindy Hash
Beverly Burcham
Karen Overstreet
Brenda Thompson
Tammy Herrington

Receptionists and Office Services

Kaye Cox
Greg Reedy
Faye Dotson

Board of Directors and Officers

Board of Directors

Julian L. Givens .... *Physician*
Jacky K. Anderson .... *Grayson Bankshares, Inc. and Grayson National Bank*
Jack E. Guynn, Jr. .... *Guynn Enterprises, Inc.*
Jean W. Lindsey .... *Walter's Drug, Inc.*
Charles T. Sturgill .... *Grayson County Clerk of Court*
Dennis B. Gambill .... *Grayson Bankshares, Inc. and Grayson National Bank*
Carl J. Richardson .... *Retired, Grayson National Bank*
J. David Vaughan .... *Vaughan Furniture*
Thomas E. Jackson, Jr. .... *Attorney-at-Law*
Bryan L. Edwards .... *Sparta Town Manager*

Grayson Bankshares Officers

Julian L. Givens .... *Chairman of the Board*
Jacky K. Anderson .... *President and CEO*
Dennis B. Gambill .... *Vice President*
Brenda C. Smith .... *Secretary*
Blake M. Edwards .... *Chief Financial Officer*

Grayson National Bank Officers

Julian L. Givens .... *Chairman of the Board*
Charles T. Sturgill .... *Vice Chairman*
Jacky K. Anderson .... *President and CEO*
Dennis B. Gambill .... *Executive Vice President*
Curtis A. Jennings .... *Senior Vice President*
Brenda C. Smith .... *Senior Vice President*
Blake M. Edwards .... *Chief Financial Officer*
Peggy H. Haga .... *Vice President-Customer Service Rep*
Ann W. Graham .... *Operations Manager*
Darlene B. Hensdell .... *Assistant VP-Customer Service Rep*
Sarah S. Cox .... *Assistant VP-Customer Service Rep*
Jerry D. Wright .... *Vice President*
Ronald P. Porter .... *Vice President*
Dorothy Galyean .... *Branch Coordinator*
Kathy T. Watson .... *Information Systems Manager*
Linda B. Eller .... *Executive Secretary-Administrative Assistant*
Rodney R. Halsey .... *Vice President-Loan Officer-EDP*
Tom D. Gentry .... *Vice President-Commercial Loan Officer*
Sandie Blevins .... *Loan Officer-Administrative Assistant*
Carolyn A. Cornett .... *Vice President-Auditor-Compliance Officer*
Lori C. Vaught .... *Credit Administrator*
Robert T. Fender .... *Loan Review Officer*
Deborah J. McCormick .... *Collections Officer*
Marcia T. Sutherland .... *Loan Officer*
Judy Commings .... *Loan Officer*
Jena Reeves .... *Home Equity Loan Officer/Security Officer*
Larry D. Osborne .... *Assistant VP-Branch Manager of East Independence Office*
Brenda C. Parks .... *Branch Manager of Troutdale Office*
Carol Lee Sutherland .... *Branch Manager of Elk Creek Office*
Elisa Blevins .... *Branch Manager of Whitetop Office*
Greg L. Bare .... *Branch Manager of Sparta Office*
Sheila G. Douglas .... *Assistant Branch Manager of Sparta Office-Loan Officer*
Ruby A. Stuart .... *Regional Manager/Branch Manager of Galax Office*
Julie H. Paisley .... *Loan Officer*
G. Kevin Weatherman .... *Branch Manager of Carroll Office*
LeAngela Haynes .... *Assistant Branch Manager of Carroll Office-Loan Officer*
Kay B. Carter .... *Branch Manager of Hillsville Office*
Kim Banks .... *Assistant Branch Manager of Hillsville Office-Loan Officer*

Stock Performance

The Common Stock of Grayson Bankshares, Inc. is not listed on any exchange or quoted on any market. Shares of Common Stock have periodically been sold in a limited number of privately negotiated transactions. The following graph compares the cumulative total return to the shareholders of the Company, based on transactions known to the Company, for the last five fiscal years with the total return on the NASDAQ Composite and the SNL <$500M Bank Index, as reported by SNL Financial LC, assuming an investment of $100 in the Company's common stock on December 31, 2001, and the reinvestment of dividends.



Index	12/31/01	12/31/02	12/31/03	12/31/04	12/30/05	12/31/06
	Period Ending					
Grayson Bankshares, Inc.	100.00	108.67	93.98	123.15	121.06	122.35
NASDAQ Composite	100.00	68.76	103.67	113.16	115.57	127.58
SNL Bank < $500M	100.00	128.07	186.94	215.79	228.47	240.01

Stockholder Information

Annual Meeting

The annual meeting of stockholders will be held at 1:00 p.m. on April 10, 2007, at the Grayson National Bank Conference Center, 558 East Main Street, Independence, Virginia, located in the Guynn Shopping Center.

Requests for Information

Requests for information should be directed to Mrs. Brenda C. Smith, Corporate Secretary, at The Grayson National Bank, Post Office Box 186, Independence, Virginia, 24348; telephone (276) 773-2811.

Independent Auditors

Elliott Davis, LLC
Certified Public Accountants
Post Office Box 760
Galax, Virginia 24333

Stock Transfer Agent

The Grayson National Bank
Post Office Box 186
Independence, VA 24348

Federal Deposit Insurance Corporation

The Bank is a member of the FDIC. This statement has not been reviewed, or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.

Banking Offices

Main Office
113 West Main Street
Independence, Virginia 24348
(276) 773-2811

East Independence Office
802 East Main Street
Independence, Virginia 24348
(276) 773-2811

Galax Office
209 West Grayson Street
Galax, Virginia
(276) 238-2411

Carroll Office
8351 Carrollton Pike
Galax, Virginia 24333
(276) 238-8112

Hillsville Office
419 South Main Street
Hillsville, Virginia 24343
(276) 728-2810

Elk Creek Office
60 Comers Rock Road
Elk Creek, Virginia 24326
(276) 655-4011

Troutdale Office
101 Ripshin Road
Troutdale, Virginia 24378
(276) 677-3722

Sparta Office
98 South Grayson Street
Sparta, North Carolina 28675
(336) 372-2811

Whitetop Office
16303 Highlands Parkway
Whitetop, Virginia, 24292
(336) 372-2811

END